SOL STRATEGIES INC.

(formerly, Cypherpunk Holdings Inc.)

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED SEPTEMBER 30, 2024

April 28, 2025

GLOSSARY OF TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

"AIF"	This annual information form of the Company.

"Audit Committee"	The audit committee of the Board.

"Bitcoin" or "BTC"	The peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.

"Blockchain"	A system in which a record of transactions, especially those made in a cryptocurrency, is maintained across computers that are linked in a peer- to-peer network.

"Board"	The board of directors of the Company.

"CEO"	Chief Executive Officer.

"Compensation Committee"	The compensation committee of the Board.

"Common Shares"	Common shares without par value in the capital of the Company.

"Company", "we", "us" or "our"	Sol Strategies Inc., its subsidiaries and affiliates, or any one of them, as the context requires.

"CSA"	The Canadian Securities Administrators.

"CSE"	The Canadian Securities Exchange.

"Custodian" or "Coinbase"	Coinbase Custody Trust Company, LLC

"Ethereum", "ETH" or "Ether"	The peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.

"FTX"	FTX Trading Ltd.

"Lucy Labs"	Lucy Labs Flagship Offshore Fund SPC.

"NCIB"	Normal Course Issuer Bid.

"OBCA"	Business Corporations Act (Ontario)

"Option"	An option to purchase one Common Share of the Company.

"Proconsul"	Proconsul Capital Ltd.

"SEC"	The U.S. Securities and Exchange Commission.

"SEDAR+"	The System for Electronic Document Analysis and Retrieval+.

"Solana" or "SOL"	A high-performance, open-source blockchain platform designed to host decentralized applications (dApps), offering fast transaction speeds and low fees, using a unique hybrid consensus mechanism of Proof-of-Stake (PoS) and Proof-of-History (PoH).

"Tony G"	Tony G Co-Investment Holdings Ltd. (formerly Braingrid Limited).

"USDC"	USD Coin.

"Validators"	Node operators which stake tokens to secure the applicable blockchain by verifying transactions and proposing blocks, earning rewards while risking penalties for misconduct.

"Wallet"	A software and hardware platform that securely stores digital currency or cryptocurrency by guarding secure keys used for private access.

"Warrant"	A common share purchase warrant of the Company.

"Wintermute"	Wintermute Asia Pte. Ltd.

"Zerocap"	Zerocap Pty Ltd.

GENERAL

Information contained in this AIF is given as of September 30, 2024, the financial year end of the Company, unless otherwise specifically stated.

CAD$ means a dollar of lawful money of Canada. USD$ or $ means a dollar of lawful money of the United States. AUD$ means a dollar of lawful money of Australia.

Market and industry data used throughout this AIF was obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects.

This AIF should be read in conjunction with the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended September 30, 2024. The financial statements and management's discussion and analysis are available under the Company's profile on the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca. The Company's financial statements are prepared in accordance with International Financial Reporting Standards.

CURRENCY AND EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the period; (ii) the high and low exchange rates during such period; and (iii) the average exchange rates for such period, for the U.S. dollar, expressed in Canadian dollars, as quoted by the Bank of Canada.

	Year Ended September 30
	2024	2023	2022
	CAD$	CAD$	CAD$
Closing	1.3499	1.3520	1.3707
High	1.3875	1.3856	1.3726
Low	1.3205	1.3128	1.2329
Average	1.3608	1.3486	1.2772

On April 25, 2025, the daily exchange rate as quoted by the Bank of Canada was USD$1.00 = CAD$ 1.3863.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

Caution Regarding Forward-Looking Information

This AIF contains "forward-looking information" within the meaning of that term under Canadian securities laws. This information relates to future events or future performance and reflects the Company's expectations and assumptions regarding such future events and performance. Forward-looking information can be identified by the use of words such as, but not limited to, "plans", "expects", "project", "predict", "potential", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

In particular, all statements, other than statements of historical facts included in this AIF that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future contain forward-looking information, including but not limited to, statements with respect to:

• financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses of the Company;

• details and expectations regarding the Company's investments in the cryptocurrency industry;

• expectations regarding the Company's customer base;

• conditions in financial markets and the economy generally;

• expectations regarding revenue growth due to changes in the Company's business strategy;

• development of laws and regulations governing the cryptocurrency industry;

• requirements for additional capital and future financing options;

• the availability of attractive investments that align with the Company's investment strategy;

• listing of the Company's Common Shares on the Nasdaq;

• future outbreaks of infectious diseases like COVID-19; and

• other expectations of the Company.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward- looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF. Important factors that could cause actual results to differ materially from the Company's expectations are described in the Company's documents filed from time to time with the applicable regulatory authorities and such factors include, but are not limited to, risks related to safeguarding of digital assets; cryptocurrency and digital assets momentum risks; risks related to validator operations; risks related to staking operations; risks related to the focused business strategy and concentration of investments of the Company; risks related to cybersecurity threats, security breaches and hacks; risks related to the novelty of cryptocurrency exchanges and other trading venues; regulatory risks; risks related to the U.S. classification of crypto assets and the Investment Company Act of 1940; risks related to the banks ceasing to provide services to businesses providing crypto-currency related services; risks related to the impact of geopolitical events; risks related to the further development and acceptance of cryptocurrency; risks related to loss, theft or destruction of cryptocurrencies; risks related to the irrevocability of transactions; hard fork and air drop risks; risks related to the failure to maintain the cryptocurrency networks; insurance risk; risks related to competition; risks related to the Company's investment in private issuers and illiquid securities; risks related to macro-economic conditions; risks related to available opportunities and competition for investments; risks related to the integration of acquired businesses; risks related to additional financing requirements; risks related to no guaranteed return; risks related to the management of the Company's growth; risks related to due diligence by the Company on investment opportunities; risks related to exchange rate fluctuations; risks related to the Company's non- controlling interests; risks related to changes in legislation and regulatory risk; risks related to changes or development related to accounting standards; risks related to changes or development related to accounting standards; risks related to the Company's financial condition and Common Shares; and other risks described herein including under the heading "Risk Factors - Risks Relating to the Business and Industry of the Company".

When relying on forward-looking information to make decisions, readers should ensure that the preceding information, the risks and uncertainties described in "Risk Factors" and the other contents of this AIF are all carefully considered. The forward-looking information contained herein is current as of the date of this AIF, and, except as may be required by applicable law, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking information contained herein to reflect any change in expectations, estimates and projections with regard thereto or any changes in events, conditions or circumstances on which any information is based. Readers should not place undue importance on such forward-looking information and should not rely upon this information as of any other date. In addition to the disclosure contained herein, for more information concerning the Company's various risks and uncertainties, please refer to the Company's public filings available under its profile on SEDAR+ at www.sedarplus.ca

With regard to all information included herein relating to companies in the Company's investment portfolio, the Company has relied on information provided by the investee companies and on publicly available information disclosed by the respective companies.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on October 1, 2002 in Ontario pursuant to the OBCA under the name "2016594 Ontario Inc." and changed its name to "Khan Resources Inc." on January 6, 2003. The Common Shares began trading on the CSE on May 14, 2012 under the symbol "KRI".

On March 6, 2018, the Company announced a change in its corporate direction to focus on selected cryptocurrencies and high impact investment opportunities related to Blockchain technology. On January 31, 2019, the Company filed a certificate of change of name under the OBCA and changed its name to "Cypherpunk Holdings Inc." and the Common Shares commenced trading on the CSE under the new symbol "HODL" on February 4, 2019. On September 12, 2024, the Company filed a certificate of change of name under the OBCA and changed its name to "Sol Strategies Inc." to reflect its new investment strategy centered on the Solana ecosystem.

The Common Shares are also listed for trading under the symbol "CYFRF" on the OTCQX Best Market.

The Company's head office and registered office is located at Suite 401, 217 Queen Street West, Toronto, Ontario, M5X 1B1.

The Company has no subsidiaries or other inter-corporate relationships.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of the general development of the Company's business over the three most recently completed financial years.

Subsequent to Fiscal 2024

Auditor

On January 29, 2025, Kingston Ross Pasnak LLP, the Company's former auditor, resigned at the request of the Company, and Davidson & Company LLP was appointed to replace the former auditor as auditor of the Company.

Listing

On January 21, 2025, the Company announced that it qualified to trade on the OTCQX Best Market under the symbol "CYFRF", upgrading from the Pink market.

On December 5, 2025, the Company announced that it had submitted its application for listing on Nasdaq. The Company's listing application is subject to review and approval by Nasdaq's listing qualifications department for compliance with all Nasdaq Capital Market standards, as well as any other relevant regulatory approvals. The Company must also file a registration statement with the SEC and have it declared effective before its Common Shares will be listed on Nasdaq.

Financings

On April 23, 2024, the Company announced that it had entered into a convertible note facility of up to USD$500 million (the "Convertible Note Facility") with an affiliate of ATW Partners Opportunities Management, LLC ("ATW"). Pursuant to the Convertible Note Facility, the Company will issue convertible notes ("Notes") to ATW in the aggregate principal amount of USD$20 million as its first tranche, with an additional capacity of up to USD$480 million available in subsequent drawdown, subject to certain conditions. The Notes will be issued at a price of USD$1,000 for each USD$1,000 of aggregate principal amount of Notes.

On January 24, 2025, the Company announced the completion of its second tranche private placement of convertible debenture units with an individual subscriber for gross proceeds of CAD$2.5 million. The financing consists of unsecured convertible debenture units with a 2.5% annual interest rate, a CAD$4.66 conversion price, and warrants exercisable at the same price for five years. The debentures are redeemable after three years at 112% of principal, plus accrued interest.

On January 16, 2025, the Company announced the completion of a private placement of convertible debentures with ParaFi Capital for gross proceeds of CAD$27.5 million, pursuant to the terms of a securities purchase agreement entered into on January 8, 2025. The financing consists of unsecured convertible debenture units with a 2.5% annual interest rate, a CAD$2.50 conversion price, and warrants exercisable at the same price for five years. The debentures are redeemable after three years at 112% of principal, plus accrued interest.

Acquisitions

On March 17, 2025, the Company completed the acquisition of three Validators and certain assets related thereto for CAD$35 million, pursuant to the terms of an asset purchase agreement entered into on March 7, 2025 with Michael Hubbard.

On December 31, 2024, the Company completed the acquisition of two Validators and certain assets related thereto for USD$6.5 million, pursuant to the terms of an asset purchase agreement entered into on December 20, 2024 with Orangefin Ventures LLC.

On November 25, 2024, the Company completed the acquisition of three Validators and certain assets related thereto for USD$18.2 million, pursuant to the terms of an asset purchase agreement entered into on November 14, 2024 with Ben Hawkins (dba Cogent Crypto).

Credit Facility

On October 22, 2024, the Company announced that it entered into an agreement dated October 21, 2024, with Antanas Guoga, the Company's Chairman and a director, providing for a CAD$10 million unsecured, revolving demand credit facility. On January 7, 2025 the Company announced that the Credit Facility was amended and restated to provide for a CAD$25 million unsecured, revolving demand credit facility to be used for the purchase of Solana tokens (the "Credit Facility"). The Credit Facility matures on January 6, 2027. CAD$16.3 million from the Credit Facility, including accrued interest, had been drawn by the Company as at March 31, 2025.

Strategic Direction and Investments

On April 15, 2025, the Company announced a partnership with Pudgy Penguins to launch a dedicated Solana validator in support of the PENGU ecosystem.

On February 24, 2025, the Company announced a new institutional staking partnership with Neptune Digital Assets Corp.

On February 20, 2025, the Company announced that it has been selected as an approved staking provider for Tetra Trust.

On October 2, 2024, the Company announced the recovery of approximately CAD$825,450 (USD$611,494) in the form of USDC from Lucy Labs due to the recovery by Lucy Labs of capital held at FTX pursuant to FTX's bankruptcy proceedings. The recovery represents a premium of 122% on the Company's original USD$500,000 investment, which the Company had written off in December 2022, after FTX filed for Chapter 11 bankruptcy protection.

Management Board and Personnel Changes

On March 17, 2025, the Company announced that Michael Hubbard was appointed the Chief Strategy Officer.

On March 3, 2025, the Company announced that Luis Berruga was appointed to the Company's board of directors.

On February 25, 2025, the Company announced that it engaged ICR, LLC to provide investor relations services to the Company.

On February 3, 2025, the Company announced that Moe Adham, director and Chief Investment Officer of the Company, resigned from the Company.

On January 21, 2025, the Company hired Andrew McDonald as the Company's Director of Operations.

On December 31, 2024, the Company announced that Max Kaplan was appointed the Head of Staking. On February 7, 2025, Max Kaplan was promoted to Chief Technology Officer.

On November 25, 2024, the Company announced the appointment of Anthony Pompliano as an advisor to the Company.

Fiscal 2024

Strategic Direction and Investments

On September 12, 2024, the Company announced a rebrand to "Sol Strategies" to reflect its new investment strategy centered on Solana. The Company's legal name change from "Cypherpunk Holdings Inc." to "Sol Strategies Inc." took effect on September 12, 2024, and was unanimously approved by the Company's board of directors and by its shareholders at the Company's shareholder meeting held on July 30, 2024.

On May 10, 2024, the Company announced the sale of 2,225,678 Animoca Brands shares for AUD$2.0 million, reducing its holdings to 4,365,231 shares. The Company also ceased its Bitcoin options writing program, maintaining 117.09 Bitcoin, while continuing investments in Chia Networks, NGRAVE, and mining hardware operated by MiningStore.

On March 11, 2024, the Company announced a strategic shift in focus to explore high-growth sectors such as emerging technologies and biotechnology, driven by evolving dynamics in the digital asset landscape, including the introduction of Bitcoin ETFs.

On February 20, 2024, the Company finalized an agreement to sell 2.5 million shares of Animoca Brands at AUD$0.90 per share, with proceeds reinvested to align with its strategic focus on privacy technologies, high-performance computing, and decentralization trends.

Management, Board and Personnel Changes

On September 11, 2024, the Company announced that it entered into an investor relations agreement with Proconsul, pursuant to which Proconsul would provide strategic communication services to the Company.

On September 10, 2024, the Company announced the appointment of Ungad Chadda as an additional independent director joining the Company's board of directors.

On July 9, 2024, the Company announced the appointment of Leah Wald as President and Chief Executive Officer of the Company. Ms. Wald replaced Antanas Guoga, who continues to serve as a director of the Company.

Normal Course Issuer Bid

On June 12, 2024, the Company announced the completion of its NCIB initially announced on February 20, 2024. Under the NCIB, the Company purchased and cancelled a total of 7,603,343 Common Shares at an average price of CAD$0.1228 per share. These shares represented approximately 5% of the Company's issued and outstanding Common Shares as of the commencement of the NCIB.

Fiscal 2023

Strategic Direction and Investments

On March 31, 2023, the Company announced its decision to diversify its treasury by allocating up to 40% of its net assets to Bitcoin, reflecting its commitment to decentralized holdings. On November 14, 2022, the Company announced that it held no digital cryptocurrencies, having converted all stable coin holdings into US dollars, while maintaining investments in AB Strategies Fund, Chia Networks, and other assets.

On February 15, 2023, the Company announced the acquisition of 9.09 million shares of Animoca Brands for AUD$10 million, the sale of its 24,572 IPv4 addresses for CAD$1.16 million, and the divestment of its stake in AB Digital Strategies Fund for CAD$1.57 million, resulting in a 22% loss.

Normal Course Issuer Bid

On January 24, 2023, the Company announced its intention to commence a normal course issuer bid to repurchase up to 8,003,535 Common Shares, representing 5% of its issued shares, over a one-year period.

Fiscal 2022

Strategic Direction and Investments

On June 28, 2022, the Company announced a strategic shift, transitioning its treasury to cash in response to a challenging crypto market, with the aim of capitalizing on future investment opportunities. The Company's treasury held no Bitcoin or Ethereum after it sold 205.8209 ETH and 214.7203 BTC for total proceeds of CAD$6.38 million.

On April 26, 2022, the Company announced a USD$500,000 investment in the AB Digital Strategies Fund, managed by Isla Capital Ltd. The investment was made in two tranches, USD$250,000 on February 24, 2022, and USD$250,000 on April 20, 2022, into a market-neutral hedge fund targeting low volatility and minimal correlation to crypto markets.

On March 29, 2022, the Company announced the sale of 1.5 million shares in Animoca Brands, realizing a 268% return on investment over five months, with total proceeds of CAD$5.4 million.

On March 22, 2022, the Company announced a USD$500,000 investment in the Lucy Labs Flagship Offshore Fund, a cryptocurrency arbitrage fund focused on quantitative and fundamental trading strategies, aligning with its shift from passive storage to active treasury management.

On March 15, 2022, the Company announced a CAD$630,000 (USD$500,000) investment in 168 Trading Limited, a Gibraltar-based cryptocurrency hedge fund focused on arbitrage, term structure trading, and quantitative strategies, as part of its shift toward active treasury management.

On February 22, 2022, the Company announced the sale of 350,000 Animoca Brands shares for CAD$1.31 million realizing a 265% profit over five months, while retaining 1.2 million shares. The Company also received a 3.06 BTC dividend (CAD$168,810) from zkSnacks, developer of Wasabi Wallet, marking its second dividend payout.

On February 2, 2022, the Company announced an investment of CAD$251,417 (USD$200,000) in GOAT.IO, acquiring a 4.7% stake.

On January 25, 2022, the Company announced the sale of 450,000 Animoca Brands shares for CAD$1.522 million, realizing a 241% profit in less than five months. The Company retained 1.55 million Animoca shares.

On October 21, 2021, the Company announced it entered into an agreement with MineOn LLC, dba MiningStore, a prominent cryptocurrency mining company. The Company acquired 25 Bitmain S19J Pro miners for USD$300,000, each generating 100 terahashes per second. Under a managed mining and profit- sharing agreement, the equipment is hosted and operated by MiningStore in Iowa, USA.

On October 14, 2021, the Company announced that it had acquired an additional 8,192 IP version 4 (IPv4) addresses.

Management, Board and Personnel Changes

On August 26, 2022, the Company announced the appointment of Antanas Guoga as interim President and Chief Executive Officer, effective August 25, 2022, following the departure of Jeffrey Gao.

On October 28, 2021, the Company announced the departure of Chief Operating Officer Daniel Cawrey and that incoming Chief Executive Officer Jeffrey Gao would take full strategic and operational leadership.

On October 27, 2021, the Company announced that Jeffrey Gao was appointed as President and CEO, while Mr. Guoga transitioned from Chief Executive Officer to Executive Chairman.

Significant Acquisitions

No "significant acquisition" (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations) was completed during the most recently completed financial year.

DESCRIPTION OF THE BUSINESS

General

Sol Strategies Inc. is a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana Blockchain ecosystem. With a core focus on operating and scaling Solana Validators, the Company plays an active role in supporting the network's performance and security while pursuing strategic opportunities across the broader decentralized finance landscape.

Products and Services

Cryptocurrency Treasury

The Company maintains a core portfolio of cryptocurrencies for long-term growth. During the most recently completed financial year, the Company redirected its operations to focus on the Solana Blockchain and ecosystem. This resulted in the purchase of 100,763 SOL for a total cost of approximately $20 million during the most recently completed financial year. The Company funded the purchase of SOL in part by the net disposition of 159.12 Bitcoin tokens for gross proceeds of approximately $14 million. The SOL is held in custody at Coinbase and delegated to the Company's Validators to earn staking rewards (as described below).

Managing and Operating Validators

The Company operates Validator nodes on several Proof of Stake Blockchain networks, including, but not limited to, Solana and SUI. These networks operate on delegated Proof of Stake mechanisms whereby users (stakers) may delegate tokens to Validators, as operated by Company, which are able to propose blocks (a set of transactions to be executed) in the Blockchain as well as verify and vote on the validity of blocks proposed by other Validator nodes. The Blockchain protocol pays rewards to stakers based on the performance of the Validators to which they have delegated tokens, and the Validators may charge a commission on those rewards, in addition to receiving transaction fees from the blocks they propose.

Cryptocurrency Staking

Staking in Blockchain networks is the process of locking up a number of tokens and delegating these to a Validator node. The Validator node has voting power in the network based on the total tokens delegated to it by all stakers relative to the total tokens delegated on the network. Staking is a passive action whereby the staker receives rewards from the Blockchain protocol based on the performance of the delegated Validator, without needing to actively participate in any consensus decisions or actions. In the Company's case, it owns Solana tokens (SOL) which it stakes and delegates to Validators that it operates, thus earning rewards from the Blockchain protocol.

Investments

The Company opportunistically invests in opportunities that complement its cryptocurrency activities.

Specialized Skill and Knowledge

The Company believes its success is largely dependent on the performance of its management, board of directors, consultants and key employees, many of whom have specialized experience relating to our industry, regulatory environment, and business. Such knowledge and skills include the areas of Blockchain technology, research and development, crypto assets, crypto asset market, technological security and scalability, sales and marketing, as well as legal compliance, finance and accounting. The Company has found that it can locate and retain competent employees and consultants in such fields and believes it will continue to be able to do so on an ongoing basis.

The Company believes that it has adequate personnel with the specialized skills and knowledge to successfully carry out the Company's business and operations. See "Risk Factors - Dependence on Management Personnel" of this AIF for a reference to the risks of losing such specialized skill and knowledge.

Competitive Conditions

There are one or more Canadian public companies that offer similar services to Sol Strategies, so there is competition in the market. Blockchain validation is a competitive business, however the combination of Company's offering of a strong SOL treasury, multiple Validator offerings with institutional ties and the development of new technology-based revenue streams sets it apart. The competitive landscape also includes global traditional ETFs and ETPs. Many of these ETFs and ETPs will also be customers of Sol Strategies as they do not operate their own Validators.

Intangible Properties

The Company takes measures to protect our intangible property and proprietary rights through contractual provisions, trademarks and managing our trade secrets. This includes requiring employees, contractors, and persons we do business with to execute non-disclosure agreements and other commercial agreements to govern our interactions and relationships with them.

The Company believes that the Sol Strategies brand name is identifiable in the Canadian market and important to the success of the Company. The Company has applied for trademark protection of key brand elements in Canada, the U.S. and the E.U., including SOL STRATEGIES and COGENT CRYPTO, among others. The Company has registered and maintains the registration of a variety of domain names that include <solstrategies.io> and <cogentcrypto.io>.

Sol Strategies uses the commercial names "Sol Strategies" and "HODL". The Company also holds domain names and associated intellectual properties, including but not limited to "Cogent Crypto", "Laine", "Orangefin Ventures" and "stakewiz.com".

Cycles

The Company's business is not cyclical or seasonal.

Economic Dependence

The Company currently is not party to any contracts upon which its business is substantially dependent.

Changes to Contracts

Management is not aware of any current or anticipated renegotiation or termination of contracts or subcontracts that are reasonably expected to impact the Company's business in the current financial year.

Environmental Protection

As of the date hereof, there are no financial and/or operational impacts in relation to environmental protection requirements on the capital expenditures, earnings and competitive position of the Company.

Employees

As at the date hereof, the Company has 1 full time employee and 11 independent contractors who work on a part-time or full-time basis.

Foreign Operations

The Company's foreign operations primarily include the Company's Validator servers which are located in the Netherlands and the United States,. The Company's management team and consultants are based in the United States, United Kingdom, and New Zealand.

Lending

As of the date hereof, Sol Strategies does not conduct any lending operations, nor does it have in place any investment policies and/or investment restrictions.

Bankruptcy or Similar Proceedings

Within the three most recently completed financial years, there have not been any bankruptcy, receivership or similar proceedings against the Company, and the Company has not been party to any voluntary bankruptcy, receivership or similar proceedings.

Reorganizations

Other than as described under "Description of the Business", the Company has not completed any material reorganization within the three most recently completed financial years.

RISK FACTORS

The Company's business, operations, financial results and prospects are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company's business, operations, financial results or prospects, should any such other events occur.

Risks Relating to the Business and Industry of the Company

Safeguarding of Digital Assets

The Company retains one third-party custodian, Coinbase, to hold the Company's Solana, Bitcoin, and other cryptocurrency assets. The Custodian is the only party responsible for holding and safeguarding the Company's cryptocurrency assets and has not appointed a sub-custodian to hold certain cryptocurrency assets. The Company's use of one custodian means that it is more prone to losses arising out of a failure of the Custodian's business or the failure of the Custodian to properly safeguard the Company's assets, whether through malfeasance or negligence. The Company's use of one custodian also means that it may be prone to losses arising out of a single instance of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into "cold storage" or "deep storage," in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our Common Shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.-regulated investment advisers may be required to keep client "funds and securities" with a "qualified custodian"; there remains numerous questions about how to interpret and apply this rule, and how to identify a "qualified custodian" of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the value of the Company's assets and the value of any investment in the Common Shares.

Coinbase, located at 200 Park Avenue South, Suite 1208, New York, NY 10003, is regulated by the New York Department of Financial Services (NYDFS) and operates as an independently capitalized entity. Coinbase is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients' digital assets in trust on their behalf. As a New York state-chartered trust, Coinbase is held to the same fiduciary standards as national banks and is a qualified custodian for purposes of § 206(4)-2(d)(6) of the Advisers Act, commonly called the custody role.

Sol Strategies is not aware of anything with regards to the Coinbase's operations that would adversely affect the Company's operations and there are no known security breaches or other similar incidents involving the custodian as a result of which the Company's cryptocurrency assets have been lost or stolen. Coinbase holds 100% of the Company's Bitcoin and Solana holdings and carries an annually renewed commercial crime policy, with Coinbase Global Inc., Coinbase's parent company, as the named insured. In the event of a bankruptcy or insolvency the Company will enforce its rights under the custodial services agreement through arbitration under the laws of the State of New York, and will be in contact with Coinbase's regulator, the New York State Department of Financial Services, as well as Coinbase's named insurer.

The due diligence Sol Strategies performed on Coinbase included confirmation that an annual SOC 1 audit report pertaining to internal controls over financial reporting, as well as an annual SOC 2 audit report pertaining to controls related to operations and compliance were completed by Coinbase, a review of negative news related to Coinbase, and a review of online training and tutorials offered by Coinbase.

The Company utilizes the third-party trading platform, Wintermute, as an OTC desk for derivatives. Wintermute Trading Ltd (registered company number 10882520) and Wintermute Asia Pte. Ltd. (registered company number 202108542H) are proprietary trading firms providing liquidity in various crypto assets and, in the case of Wintermute Asia Pte. Ltd, certain derivatives referencing crypto assets. Wintermute Trading Limited is registered with the Financial Conduct Authority as a cryptoasset firm and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations 2017 as amended. The Company uses Wintermute for is OTC derivative trading desk. The Company is not aware of anything with regards to Wintermute's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Wintermute is not related to the Company.

The Company utilizes the third-party trading platform Zerocap as an OTC desk for derivatives. Zerocap (registered company number 100635539) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. Zerocap is registered with the Australian Transaction Reports and Analysis Centre as a Digital Currency Exchange and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations. The Company uses Zerocap for is OTC derivative trading desk. The Company is not aware of anything with regards to Zerocap's operations that would adversely affect their ability to obtain an unqualified audit opinion on its audited financial statements. Zerocap is not related to the Company.

Cryptocurrencies and Digital Assets Momentum Pricing Risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company's cryptocurrency and inventory and thereby affect the Company's shareholders.

The profitability of our operations will be significantly affected by changes in prices of cryptocurrencies, and other digital assets. Cryptocurrencies, and other digital assets prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond our control, including use of such cryptocurrencies, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrencies, and other digital assets prices should decline and remain at low market levels for a sustained period, we could determine that it is not economically feasible to continue activities.

The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on several factors, including, but not limited to:

• changes in liquidity, market-making volume, and trading activities;

• investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

• decreased user and investor confidence in crypto assets and crypto platforms;

• negative publicity or events and unpredictable social media coverage or "trending" of crypto assets;

• the ability for crypto assets to meet user and investor demands;

• the functionality and utility of crypto assets and their associated ecosystems and networks;

• consumer preferences and perceived value of crypto assets and crypto asset markets;

• regulatory or legislative changes and updates affecting the cryptoeconomy;

• the characterization of crypto assets under the laws of various jurisdictions around the world;

• the maintenance, troubleshooting, and development of the Blockchain networks;

• the ability for crypto networks to attract and retain miners or Validators to secure and confirm transactions accurately and efficiently;

• interruptions in service from or failures of major crypto platforms;

• availability of an active derivatives market for various crypto assets;

• availability of banking and payment services to support crypto-related projects;

• level of interest rates and inflation;

• national and international economic and political conditions;

• global cryptocurrency supply;

• changes in the software, software requirements or hardware requirements underlying a Blockchain network;

• competition for and among various cryptocurrencies;

• the total number of cryptocurrencies and other digital assets in existence;

• actual or perceived manipulation of the markets for cryptocurrencies;

• currency exchange rates, including the rates at which cryptocurrencies and other digital assets may be exchanged for fiat currencies;

• fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; and

• the maintenance and development of the open-source software protocol of various cryptocurrency networks.

Risks related to the Validator Operations

A significant portion of the revenue generated by the Company comes from the awards realized by managing the Validators and by staking its own assets to such Validators. There is a risk that fewer holders delegate their Solana to Sol Strategies' Validators, resulting in fewer awards and lower yields to the Company.

In addition, by running Validators, the Company is exposed to the risk of loss of its staked digital assets if it fails to operate the node in accordance with applicable protocol rules, as the Company's digital assets may be "slashed" or inactivity penalties may be applied if the Validator node "double signs" or is offline for a prescribed period of time. The Company seeks to mitigate this risk by staffing and employing internal control systems to monitor and safeguard the assets.

Risks related to Staking Operations

The Company operates Validators and in turn, earns crypto token rewards for processing transactions and securing crypto networks. The Company expects to, in large part, re-stake its crypto token rewards to its Validators. The Company's decision to stake an individual crypto token depends on a combination of network quality, network liquidity and expected staking compensation, the percentage of which varies from token to token. The compensation percentage is determined by a combination of a network's natural inflation rate, the transaction fees generated on the network, a token's price, and the percent of total tokens being staked. As such, the Company's compensation percentage may fall temporarily due to a short-term decline in transaction volume or an increase in the percent of crypto tokens being staked. The Company has no control over the compensation percentages of the various crypto tokens it chooses to stake, and the compensation percentage may fall below expected levels for temporarily or permanently. The compensation percentage is expected to decrease as sector activity increases and more crypto tokens are invested in specific tokens. Staking revenues could decrease to a level that materially and adversely affects the Company's staking assets and staking strategies, the value of its staking assets and the value of any investment in the Company.

Focused Business Strategy and Concentration of Investments

Since its name change to "SOL Strategies Inc." in September 2024, the Company has been focused on holding Solana, seeking SOL price appreciation, while also investing in projects, protocols, technologies, and businesses related to the Solana ecosystem and decentralized technologies. The Company's main activity has since been generating revenue from staking SOL, acquiring Validators predominantly on the Solana Blockchain, building staking related intellectual property and assessing revenue opportunities related to Solana and staking. The specific focus is inherently more risky than traditional investments and could cause the Company to be more susceptible to particular economic, political, regulatory, technological or industry conditions or occurrences when compared with a company that has a more diversified business model.

Other than as described herein, there are no restrictions on the proportion of the Company's funds and no limit on the amount of funds that may be allocated to SOL or any other investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavorable performance of SOL or any other single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area.

Cybersecurity Threats, Security Breaches and Hacks

As with any other computer code, flaws in cryptocurrency source code have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users' information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies can occur.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Solana, Bitcoin and other cryptocurrency exchange markets. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm the Company's business operations or result in loss of the Company's assets. Any breach of the Company's infrastructure could result in damage to the Company's reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, the Company believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by the Company. The security procedures and operational infrastructure of the Company may be breached due to the actions of outside parties, error or malfeasance of an employee of the Company or otherwise, and, as a result, an unauthorized party may obtain access to the Company's cryptocurrency account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce employees of the Company to disclose sensitive information in order to gain access to the Company's infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of the Company's accounts occurs, the market perception of the effectiveness of the Company could be harmed.

As technological change occurs, the security threats to the Company's cryptocurrencies and other digital assets will likely adapt and previously unknown threats may emerge. The Company's ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company's cryptocurrencies and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company's cryptocurrencies and other digital assets may be subject to theft, loss, destruction or other attack.

Cryptocurrency Exchanges and other Trading Venues are Relatively New

The Company maintains its holdings of cryptocurrencies at its licensed custodian and may from time to time, allocate a portion of its cryptocurrency to exchanges to facilitate trading of cryptocurrencies and options to buy or sell cryptocurrencies. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, in the past, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of these exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation.

In Canada, the CSA, the umbrella group for the provincial and territorial securities regulators, have generally taken the position that securities laws apply to cryptocurrencies. The CSA, beginning in 2017, has published a series of staff notices outlining their position and explaining how securities laws apply to various aspects of the cryptocurrency industry. The majority of those Staff Notices have dealt with cryptocurrency trading platforms and other businesses that hold cryptocurrencies on behalf of clients, which the Company does not do as part of its business.

The CSA has also, however, published staff notices focused on the analysis of when a cryptocurrency constitutes a security for securities law purposes. On August 24, 2017 and June 11, 2018, the CSA published CSA Staff Notice 46-307 - Cryptocurrency Offerings and CSA Staff Notice 46-308 - Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws. While the Company does not create or sell digital assets of its own issue, it holds a number of digital assets from a variety of issuers. In the event that any of these were determined to be securities, it could negatively impact the issuers of those digital assets by making trading subject to prospectus requirements, which could reduce the market price of such assets and therefore devalue the holdings of the Company.

While the Company does not have operations in the United States, the Company reviews development of the cryptocurrency regulatory environment in the United States on an ongoing basis due to the proximity of United States to Canada. In comparison to traditional securities or commodities markets, U.S. law and regulation remains thinly developed with respect to financial services provided to the cryptocurrency and crypto asset markets. Although recent years have seen some guidance emerge with respect to the question of whether a crypto asset constitutes a security for certain purposes under U.S. law, there remains little or no clear legal authority or established practice with respect to the application to crypto assets of concepts like staking and lending of cryptocurrency, fungibility, settlement, trade execution and reporting, collateralization rehypothecation, custody, repo, margin, restricted securities, short sales, bankruptcy and insolvency and many others. Some or all of these concepts may be needed for crypto-related marketplaces to continue to grow, mature and attract institutional participants; there can be no assurances that rules and practices for such concepts will develop in the United States in a manner that is timely, clear, favorable to the Company or compatible with other jurisdictions' regimes in which the Company operates. Furthermore, to the extent the Company offers any of these financial services, emerging regulation or enforcement activity may have a material impact on the Company's ability to continue providing such service thereby affecting the Company's revenues and profitability as well as its reputation and resources.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the common shares of the Company's Common Shares. Such a restriction could result in the Company liquidating its cryptocurrency investments at unfavorable prices and may adversely affect the Company's shareholders.

The Company has not received any exemptive relief from regulators in Canada. The Company discusses regulatory compliance with its external legal counsel on a regular basis. Investments in the light of their exposure to digital assets must always be assessed by every investor based on the circumstances and legal and regulatory conditions applicable to that investor.

U.S. Classification of Crypto Assets and Investment Company Act of 1940

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a "security" under the U.S. federal securities laws. The legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Solana, Bitcoin or Ether are securities (in their current form). Bitcoin and Ether are the only crypto assets as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers' views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other crypto asset. With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset could be deemed a "security" under applicable laws. Similarly, though the SEC's Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC. In January 21, 2025, the SEC launched a crypto task force, led by Commissioner Hester Peirce, dedicated to developing a comprehensive and clear regulatory framework for crypto assets. On April 4, 2025, the SEC issued guidance clarifying that it does not deem certain U.S. dollar-backed, fully reserved, non-yield- bearing stablecoins to be "securities" under applicable laws.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as "securities," while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a "security" under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as "securities." The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets.

Additionally, we do not currently intend to register as an investment company under the Investment Company Act. To the extent that the Company holds and transacts in cryptocurrencies that do not constitute securities, the Company believes that such holdings and transactions will not cause the Company to be deemed to be an investment company. While we do not believe that our current and future business activities will cause us to be deemed an investment company, if we are required to register as an investment company, we would be forced to comply with substantive requirements under the Investment Company Act, including limitations on our ability to borrow, limitations on our capital structure, limitations on our ability to issue additional common stock, restrictions on acquisitions of interests in associated companies, prohibitions on transactions with affiliates, restrictions on specific investments, and compliance with governance, reporting, record keeping, voting, proxy disclosure and other statutory requirements and related rules and regulations. If we are forced to comply with those requirements, we would be required to change our structure and could be prevented from successfully executing our business strategy.

Further, the classification of certain crypto assets as securities could draw negative publicity and a decline in the general acceptance of the crypto asset.

Banks May Cut off Banking Services to Businesses that Provide Cryptocurrency-related Services

A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company's cryptocurrency inventory.

Impact of Geopolitical Events

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company's cryptocurrency holdings. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors' confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect the Company's cryptocurrency holdings.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company's operations and profitability.

Further Development and Acceptance of Cryptocurrency

The further development and acceptance of cryptocurrency and other cryptographic and algorithmic protocols governing the issuance of transactions in cryptocurrencies, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of such networks may adversely affect the value of the corresponding cryptocurrencies, and thus may adversely affect the Company's operations. The factors affecting the further development of the industry, include, but are not limited to the following:

• continued worldwide growth in the adoption and use of cryptocurrencies;

• governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency;

• changes in consumer demographics and public tastes and preferences;

• the maintenance and development of the open-source software protocol of relevant networks;

• the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

• general economic conditions and the regulatory environment relating to digital assets and decentralized finance; and

• negative consumer sentiment and perception of cryptocurrencies.

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company's operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies have not been widely adopted, for example as a means of payment for goods and services, by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services or other direct use cases that may arise. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company's operations, investment strategies, and profitability. Further, if fees increase for recording transactions in the applicable Blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of cryptocurrencies.

Risk of Loss, Theft or Destruction of Cryptocurrencies

There is a risk that some or all of the Company's cryptocurrencies could be lost, stolen or destroyed. Digital assets that are held internally via multi-signature cold storage may be prone to loss or theft as a result of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. If the Company's cryptocurrencies are lost, stolen or destroyed under circumstances rendering a party liable to the Company, the responsible party may not have the financial resources sufficient to satisfy the Company's claim.

Irrevocability of Transactions

Bitcoin and most other cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company's cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

Hard Fork and Air Drop Risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork. Air drops occur when the promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency that they will be able to claim a certain amount of the new cryptocurrency for free. The Company may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

Potential Failure to Maintain the Cryptocurrency Networks

Many cryptocurrency networks operate based on an open-source protocol maintained by the core developers of such networks and other contributors. As such protocols are not sold and their uses do not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating such network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop such networks and the core developers may lack the resources to adequately address emerging issues with such network protocol. Although the many networks are currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the such network protocol and the core developers and open source contributors are unable to address the issues adequately or in a timely manner, such networks and an investment in the Common Shares may be adversely affected.

Insurance Risk

The Company does not maintain insurance, other than directors' and officers' insurance. The Company is not insured against every risk to which it is exposed, including those related to the custody of assets (except any insurance that is provided by the Company's third-party custodian). Based on the Company's review of insurance policies, the Company has not identified insurance that would be appropriate for its specific operations or that would be available on commercially reasonable terms.

Competition

The Company operates in a highly competitive industry and competes against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively. While the Company's specific business of operating Validators and staking primarily in the Solana ecosystem is unique to them, there is a risk that another crypto asset that performs the same functions will take market share from Sol Strategies.

The cryptoeconomy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. These competitors could have various competitive advantages over us, including but not limited to:

• greater name recognition, longer operating histories, and larger market shares;

• larger sales and marketing budgets and organizations;

• more established marketing, banking, and compliance relationships;

• greater resources to make acquisitions;

• lower labour, compliance, risk mitigation, and research and development costs;

• operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

• substantially greater financial, technical, and other resources.

If the Company is unable to compete successfully, or if competing successfully requires the Company to take costly actions in response to the actions of the Company's competitors, the Company's business, operating results, and financial condition could be adversely affected.

Harm to the Company's brand and reputation could adversely affect the Company's business. The Company's reputation and brand may be adversely affected by complaints and negative publicity about the Company, even if factually incorrect or based on isolated incidents. Damage to the Company's brand and reputation may be caused by:

• cybersecurity attacks, privacy or data security breaches, or other security incidents;

• complaints or negative publicity about the Company, its management team, its other employees or contractors or third-party service providers;

• actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by its management team, its other employees or contractors or third-party service providers;

• unfavorable media coverage;

• litigation involving, or regulatory actions or investigations into its business;

• a failure to comply with legal, tax and regulatory requirements;

• any perceived or actual weakness in its financial strength or liquidity;

• any regulatory action that results in changes to or prohibits certain lines of its business;

• a failure to operate our business in a way that is consistent with its values and mission;

• a sustained downturn in general economic conditions; and

• any of the foregoing with respect to its competitors, to the extent the resulting negative perception affects the public's perception of the Company or its industry as a whole.

Private Issuers and Illiquid Securities

The Company invests in securities and/or digital assets of private issuers or projects. These may be subject to trading restrictions, including hold periods, and there may not be any market for such securities or digital assets. These limitations may impair the Company's ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private issuers or projects are subject to a relatively high degree of risk. There can be no assurance that a public market will develop for any of the Company's private investments, or that the Company will otherwise be able to realize a return on such investments.

The value attributed to securities and/or digital assets of private issuers or projects will be the cost thereof, subject to adjustment in limited circumstances, and therefore may not reflect the amount for which they can actually be sold. Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed for the investments.

The Company may also invest in illiquid securities of public issuers. A considerable period of time may elapse between the time a decision is made to sell such securities and the time the Company is able to do so, and the value of such securities could decline during such period. Illiquid investments are subject to various risks, particularly the risk that the Company will be unable to realize its investment objectives by sale or other disposition at attractive prices or otherwise be unable to complete any exit strategy. In some cases, the Company may be prohibited by contract or by law from selling such securities for a period of time or otherwise be restricted from disposing of such securities. Furthermore, the types of investments made may require a substantial length of time to liquidate.

The Company may also make direct investments in publicly traded securities that have low trading volumes. Accordingly, it may be difficult to make trades in these securities without adversely affecting the price of such securities.

Sensitivity to Macro-Economic Conditions

The success of the Company's investments is interconnected to the growth of disruptive technologies. The Company may be adversely affected by the falling share prices of the securities of investee companies, cryptocurrencies, and other crypto assets, as the trading price for the Common Shares may reflect the estimated aggregate value of the Company's portfolio of investments and assets under management. The factors affecting current macro-economic conditions are beyond the control of the Company.

Available Opportunities and Competition for Investments

The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, may be better capitalized, have more personnel, have a longer operating history and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing which may further limit the Company's ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of attractive investments.

Competition from other Staking Companies

The Company can expect to compete with other businesses focused on developing substantial digital asset staking operations. Any market participant with sufficient capital and know-how has the ability to acquire crypto tokens on the open market and start staking, which would inherently increase competition. Although, because there are a wide range of crypto tokens being staked across the networks the Company participates in, and accordingly, the Company's management believes that any negative impact on the Company's operations as a result of competition in the sector would not be materially adverse, it is possible that such competition and the lack of barriers to entry to the market could have a material adverse effect on the Company or the value of the Common Shares.

Integration of Acquired Businesses

The Company may from time to time merge with or acquire other companies or businesses both locally and globally. The integration of the operations and financial systems of any such companies or businesses may require substantial time and resources from the Company's personnel, in particular where such companies or businesses operate under different regulatory regimes or prepare their financial records in accordance with accounting regimes other than IFRS. To the extent that any such companies or businesses are in a net operating loss position at the time of acquisition, it may have a negative impact on the Company's overall financial position.

Additional Financing Requirements

The Company anticipates ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available on acceptable terms, at an acceptable level or at all. Any additional equity financing may cause shareholders to experience dilution, and any debt financing would result in interest expense and possible restrictions on the Company's operations or ability to incur additional debt. Any limitations on the Company's ability to access the capital markets for additional funds could have a material adverse effect on its ability to grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the Company's securities will earn any positive return in the short term or long term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments. In addition, past performance provides no assurance of future success.

Management of the Company's Growth

Significant growth in the business, as a result of acquisitions or otherwise, could place a strain on the Company's managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve the Company's technical, administrative and financial controls and reporting systems. No assurance can be given that the Company will succeed in these efforts. The failure to effectively manage and improve these systems could increase costs, which could have a materially adverse effect on the Company's operating results and overall performance.

Due Diligence

The due diligence process undertaken by the Company in connection with investment opportunities may not reveal all facts that may be relevant in connection with the investments. Before making investments, the Company conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company relies on resources available including information provided by the target of the investment and, in some circumstances, third- party investigations. The due diligence process that is carried out with respect to investment opportunities may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Exchange Rate Fluctuations

A significant portion of the Company's cryptocurrency and digital asset holdings could be invested in United States dollar denominated investments or other foreign currencies. Changes in the value of the foreign currencies in which the Company's investments are denominated could have a negative impact on the ultimate return on its investments and overall financial performance.

Non-controlling Interests

The Company's investments include debt instruments and equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities directly from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which the Company does not agree or that the majority stakeholders or the management of the investee company may take risks or otherwise act in a manner that does not serve the Company's interests. If any of the foregoing was to occur, the value of the Company's investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Changes in Legislation and Regulatory Risk

There can be no assurance that laws applicable to the Company or the businesses in which the Company invests, including securities legislation, will not be changed in a manner which adversely affects the Company. If such laws change, such changes could have a negative effect upon the value of the Company and upon investment opportunities available to the Company.

Changes or Development related to Accounting Standards

Changes in, or the development of guidance relating to, accounting standards governing the preparation of the Company's financial statements and future events could have a material impact on the Company's financial condition, results of operations, cash flows and other financial data.

From time to time, regulators change the financial accounting and reporting standards governing the preparation of the Company's financial statements or the interpretation of those standards. These changes are difficult to predict and can materially impact how the Company records and reports its financial condition, results of operations, cash flows and other financial data. In some cases, the Company may be required to apply a new or revised standard retroactively or to apply an existing standard differently, also retroactively, in each case potentially resulting in the restatement of prior period financial statements and related disclosures. Additionally, the Company accounting policies and methods are fundamental to how it records and reports its financial condition and results of operations. The preparation of financial statements in conformity with IFRS requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. If subsequent events occur that are materially different than the assumptions and estimates we used, its reported financial condition, results of operation and cash flows may be materially negatively impacted.

In addition, the accounting for, and audit standards relating to, digital assets remain subject to further guidance. To the extent that such guidance imposes obligations on audit firms that they are not able to meet with respect to the review of digital assets, the Company could have difficulty in obtaining an audit opinion, filing audited financial statements in a timely manner or obtaining an unqualified opinion.

Risks Relating to the Financial Condition of the Company

Limited Operating History

The Company's limited operating history and the lack of meaningful historical financial data makes it difficult to fully evaluate the Company's prospects. To the extent that the Company is able to execute its business plan, its business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. Investment in the securities of the Company is highly speculative given the nature of the Company's business.

The Company's success will depend on many factors, including some which may be beyond its control or which cannot be accounted for at this time, such as the market's acceptance of the products of its investee companies, the emergence of potential competitors, and changes in economic conditions. For the reasons discussed in this section and elsewhere in this AIF, it is possible that the Company may not generate revenues or profits in the foreseeable future or at all.

Limited History of Operating Revenue and Cash Flow

The future performance of the business may be constrained by factors such as, among others: success of the Company's corporate strategy, economic downturns; technological and regulatory changes; the cash flows generated by operations, investment activities and financing activities; and the level of taxation, particularly corporate profits and withholding taxes. If the Company is unable to generate sufficient cash from operations, the Company may be required to incur indebtedness, raise funds in a public or private equity or debt offering, or sell some or all of its assets. There can be no assurance that any such financing will be available on satisfactory terms or that it will be sufficient.

The Company may be subject to limitations on the repatriation of earnings in each of the countries where the Company, including its investee companies, do business. In particular, there may be significant withholding taxes applicable to the repatriation of funds from foreign countries to Canada. There can be no assurance that changes in regulations, including tax treaties, in and among the relevant countries where the Company or its investee companies do business will not take place, and if such changes occur, they may adversely impact the Company's ability to receive sufficient cash payments from its subsidiaries.

Insufficient Cash Flow and Funds in Reserve

The Company's cash flow and funds in reserve may not be sufficient to fund its ongoing activities at all times and from time to time and it may require additional financing in order to carry out its activities. In addition, the Company may incur major unanticipated liabilities or expenses. Although the Company has been successful in the past in financing its activities, there can be no assurance that the Company will be able to obtain additional financing on commercially acceptable terms. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, the Company's access to additional financing may be affected. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Company, restricting access to some institutional investors. Due to uncertainty in the capital markets, the Company may from time to time have restricted access to capital and increased borrowing costs. To the extent that external sources of capital become limited, unavailable, or available on onerous terms, the Company's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and prospects may be affected materially and adversely as a result.

The Company, along with all other companies, may face reduced cash flow and restricted access to capital if the global economic situation deteriorates. A prolonged period of adverse market conditions may impede the Company's ability to grow and complete additional acquisitions, if desired. In addition, a prolonged period of adverse market conditions may impede the Company's ability to service any of its loans or arrange alternative financing when the existing loans become due. In each case, the Company's business, financial condition, results of operations and prospects would be adversely affected.

Cash Flow, Revenue and Liquidity

The Company's revenue and cash flow is generated primarily from fees paid in connection with managing and operating Validators across various Blockchain networks, the staking of the Company's SOL, financing activities, and proceeds from the disposition of investments. The availability of these sources of income and the amounts generated from these sources depend upon various factors, many of which are outside of the Company's direct control. The Company's liquidity and operating results may be adversely affected if its access to the capital markets is hindered, whether as a result of a downturn in the market conditions generally or to matters specific to us, if the value of our investments decline, resulting in losses upon disposition, and if rates provided by counterparties for staking and lending decrease.

Dependence on Management Personnel

The Company is dependent upon the efforts, skill and business contacts of key members of management, the Board, employees and consultants for among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company's success may depend upon the continued service of these individuals who are not obligated to remain consultants to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company's revenues, net income and cash flows and could harm its ability to maintain or grow existing assets and raise additional funds in the future.

Risks related to Compliance and Risk Management

The Company's compliance and risk management programs may not be effective and may result in outcomes that could materially and adversely affect the Company's reputation, financial condition and operating results, among other things.

The Company's ability to comply with applicable laws and rules is largely dependent on the establishment and maintenance of compliance, review and reporting systems, as well as the ability to attract and retain qualified compliance and other risk management personnel. The Company cannot provide any assurance that its compliance policies and procedures will always be effective or that the Company will always be successful in monitoring or evaluating its risks. In the case of alleged non-compliance with applicable laws or regulations, the Company could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages, restitution or other remedies, which could be significant. Any of these outcomes, individually or together, may among other things, materially and adversely affect the Company's reputation, financial condition, trading execution, and asset value and the value of any investment in the Company.

Operational Risks

Operational risks, such as misconduct and errors of employees or entities with which the Company does business, are difficult to detect and deter and could cause material reputational and financial harm to the Company. The Company's employees and agents could engage in misconduct, which may include conducting and concealing unauthorized activities or improper use or unauthorized disclosure of confidential information. It is not always possible to deter misconduct by employees or others, and the precautions that the Company takes to prevent and detect this activity may not be effective in all cases.

Conflicts of Interest may Arise

Certain current or future directors and officers of the Company and its subsidiaries may be shareholders, directors and officers of other companies that may operate in the same sectors as the Company. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in such conflict is required under the applicable corporate laws to disclose his or her interest and to abstain from voting on such matter.

Legal Proceedings

The Company may, from time to time in the future, become subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on the Company's business, operating results, or financial condition.

Service on Foreign Directors and Officers

The Company is a corporation formed under the laws of Ontario, Canada; however some of the Company's directors and officers are located outside of Canada.

It may be difficult for investors in other jurisdictions to effect service of process within their jurisdiction upon those directors who are not residents of their jurisdiction or to enforce against them judgments of their jurisdiction's courts based upon civil liability under their securities laws. There is doubt as to the enforceability in Canada against the Company or against any of its non-United States directors, in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely upon the United States federal securities laws or securities laws of any state within the United States.

Similarly, it may be difficult for investors in Canada to effect service of process within Canada upon those directors, officers and experts who are located outside of Canada, or to enforce against them judgments of the Canadian courts based upon civil liability under Canadian securities laws. There is doubt as to the enforceability in the United States against any of the Company's non-Canadian directors, in original actions or in actions for enforcement of judgments of Canadian courts of liabilities based solely upon Canadian law.

Risks Relating to the Common Shares

Market Price of Common Shares may Experience Volatility

The market price of the Common Shares has been volatile in the past and may continue to be volatile. The market price is, and could be, subject to wide fluctuations due to a number of factors, including actual or anticipated fluctuations in the Company's results of operations, changes in estimates of its future results of operations by management or securities analysts, market rumours, investments or divestments by the Company or its competitors and general industry changes.

Many of the factors that could affect the market price of the Common Shares are outside of the Company's control. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Common Shares. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of the Common Shares.

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and Blockchain companies. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrant, and stock option components of shareholders' equity. To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Shareholders' Interest in the Company may be Diluted in the Future

If the Company raises additional funding by issuing additional equity securities, or securities convertible into equity, such financing may substantially dilute the interests of shareholders.

The Company has Never Paid Dividends and may not do so in the Foreseeable Future

The Company has never paid cash dividends on its Common Shares. Currently, the Company intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future. See "Dividends".

DIVIDENDS AND DISTRIBUTIONS

The Company has not paid any dividends since its incorporation. Any determination to pay any future dividends will be at the discretion of the Board and will be made based on the Company's financial condition and other factors deemed relevant by the Board. There are currently no restrictions on the ability of the Company to pay dividends except as set out under the OBCA.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares without par value. The holders of Common Shares are entitled to dividends, subject to the rights of holders of any other class of shares of the Company, if, as and when declared by the Board. The holders of Common Shares are also entitled to one vote per Common Share at meetings of the shareholders of the Company and, subject to the rights of holders of any other class of shares of the Company, to share, on a pro rata basis with the other holders of Common Shares, the net assets of the Company, upon liquidation, dissolution or winding up of the Company. The Common Shares are not subject to call or assessment nor do they carry any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

As of the date hereof, 161,323,741 Common Shares are issued and outstanding.

As of April 28, 2025, the Company also has 7,737,191 Options, 16,035,000 Warrants, 30,000 debentures and 1,113,669 restricted share units issued and outstanding. See the notes to the Company's audited financial statements for the year ended September 30, 2024 for additional information regarding the Company's convertible securities.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's Common Shares are publicly listed on the CSE under the symbol "HODL" and under the symbol "CYFRF" on the OTCQX Market.

The following table sets forth, on a monthly basis, the reported high and low sale prices (which are not necessarily closing prices) and the aggregate volume of trading of the Common Shares on the CSE during the financial year ended September 30, 2024.

Date	High ($)	Low ($)	Volume
October 2023	0.10	0.07	1,255,123
November 2023	0.11	0.07	1,734,693

Date	High ($)	Low ($)	Volume
December 2023	0.13	0.09	2,076,184
January 2024	0.15	0.10	2,666,402
February 2024	0.15	0.10	3,409,814
March 2024	0.15	0.11	4,029,952
April 2024	0.13	0.11	2,582,202
May 2024	0.14	0.11	2,615,768
June 2024	0.15	0.11	4,628,219
July 2024	0.19	0.11	2,845,396
August 2024	0.18	0.14	1,827,771
September 2024	0.28	0.15	5,290,817

Prior Sales

During the financial year ended September 30, 2024 with respect to each class of securities of the Company that is outstanding as of the date of this AIF and not listed or quoted on a marketplace, the Company issued the following securities:

Date of Issuance	Security	Number of Securities Issued	Exercise Price Per Security ($)
July 4, 2024	Options	1,500,000	$0.115
July 4, 2024	Options	1,500,000	$0.115
July 8, 2024	Options	2,000,000	$0.115
August 7, 2024	Options	6,900,000	$0.1555
September 11, 2024	Options	49,971	$0.145
September 11, 2024	Options	100,000	$0.145

ESCROWED SECURITIES

To the Company's knowledge, no securities of the Company are held in escrow or are subject to a contractual restriction.

DIRECTORS AND OFFICERS

The following table sets forth for each director and executive officer of the Company as at the date of this AIF and as at September 30, 2024, each such individual's name, province or state and country of residence, position(s) held with the Company, principal occupation(s) for the last five years, if currently a director, period(s) during which such individual has served as a director of the Company, and the number and percentage of issued and outstanding Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such individual (for avoidance of doubt, excluding any convertible securities in the capital of the Company held by such individual). The statements as to principal occupation(s) for the last five years of, and the number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by, the directors and executive officers of the Company are in each instance based upon information furnished by the individuals concerned. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name, Place of Residence and Position(s)	Principal Occupation(s) for the Last Five Years	Director/ Officer Since	Number of Common Shares Beneficially Owned or Controlled or Directed (1)	Percentage of Issued and Outstanding Common Shares
Leah Wald(2) Tennessee, USA Chief Executive Officer, Director	Chief Executive Officer of Sol Strategies (2024 - Current); Chief Executive Officer of Valkyrie Investments Inc. (2020 - 2024); VP Portfolio Management at Exponential Group (2020); Partner & EVP at Lucid Investment Strategies, LLC (2017 - 2020).	September 2, 2021	674,400(6)	0.42%
Antanas (Tony) Guoga Kaunas, Lithuania Chairman of the Board of Directors	Chief Executive Officer of Sol Strategies (2021 - 2022); Member of the Seimas of the Republic of Lithuania, the legislative branch of government in Lithuania (2020 - 2021); Member of European Parliament (2014 - 2019).	August 11, 2020	31,856,268 (7) (8)	19.75%
Doug Harris Toronto, Ontario, Canada Chief Financial Officer	Chief Financial Officer of the Company (2021 - Current); Chief Financial Officer of Tony G Co-Investment Holdings Ltd. (2018 - Current); Chief Financial Officer of Grid Metals Corp. (2021 - 2025); Chief Financial Officer of Zoglo's Food Corp (2022 - 2023); Chief Financial Officer of Tripsitter Clinic Ltd. (2021 - 2023)	April 2021(5)	240,175(9)	0.15%
Jon Matonis(4) London, United Kingdom Chief Economist, Director	Chief Economist of Sol Strategies; Businessman and monetary economist.	April 9, 2020	850,000(10)	0.53%

Name, Place of Residence and Position(s)	Principal Occupation(s) for the Last Five Years	Director/ Officer Since	Number of Common Shares Beneficially Owned or Controlled or Directed (1)	Percentage of Issued and Outstanding Common Shares
Michael Hubbard Rotorua, New Zealand Chief Strategy Officer	Chief Executive Officer of Laine New Zealand (2024 - Current); Founder and Managing Director of Laine South Africa (2014 - Current)	March 10, 2025	5,000,000(11)	3.10%
Mohammed Adham London, United Kingdom(3) Chief Investment Officer, Director	Chief Investment Officer and Director of the Company; Chief Executive Officer of Bitaccess Inc.	N/A	2,536,724	1.57%
Max Kaplan Tampa Bay, USA Chief Technology Officer	Founder of Orangefin Ventures (2023 - 2024); Senior Vice President of Engineering of Edgevana Inc. (2023 - 2024); Engineer at Kraken Digital Asset Exchange (2017 - 2023)	December 31, 2024	503,621	0.31%
Rubsun Ho(2) Toronto, Ontario, Canada Director	Chief Executive Officer of Crowdmatrix Inc. (2015 - Current).; Head of Trading Compliance of Kognitiv Corporation (2015 - Current); Co-founder and director of Caravel Law PC (2016 - Current).	June 16, 2021	8,100(12)	0.01%
Ungad Chadda Toronto, Ontario, Canada Director	Chief Executive Officer of Global Uranium Corp. (2024 - Current); Chief Executive Officer of Urban Infrastructure Group (2024 - Current); President, Capital Formation at TMX Group (2016 - Current)	September 11, 2024	2,910(13)	0.00%
Luis Berruga New York, USA Director	Founder and Managing Partner of LBS Capital (2024 - Current); Chief Executive Officer of Global X ETFs (2018 - 2023)	March 3, 2025	Nil	0%

Notes:

(1) The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within our knowledge, has been furnished by such directors and officers or has been extracted from the register of shareholdings maintained by our transfer agent or from insider reports filed by the individuals and available at www.sedi.ca.

(2) Member of the Audit Committee and member of the Compensation Committee.

(3) Mr. Adham resigned from the Company on February 3, 2025. The number common shares held by Mr. Adham as disclosed in this AIF are as at February 3, 2025.

(4) Member of the Audit Committee.

(5) Mr. Harris joined the Company as a part-time Chief Financial Officer in April 2021. On January 1, 2025, he joined the Company on a full-time basis.

(6) In addition to the Common Shares listed in the table above, Ms. Wald holds 1,968,191 Options.

(7) 2,060,520 of the Common Shares are registered in the name of "UAB NTSG".

(8) In addition to the Common Shares listed in the table above, Mr. Guoga holds 135,500 Options.

(9) In addition to the Common Shares listed above, Mr. Harris holds 1,700,000 Options.

(10) In addition to the Common Shares listed in the table above, Mr. Matonis holds 1,279,500 Options.

(11) In addition, Mr. Hubbard holds 500,000 Options and 4,500,000 Warrants.

(12) In addition to the Common Shares listed in the table above, Mr. Ho holds 1,029,500 Options.

(13) Mr. Chadda holds 581,442 Options and 50,000 Restricted Share Units.

As of the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 41,672,198 Common Shares, representing 25.83% of the total issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcies

Other than as set out below, no director or executive officer of the Company is, as at the date hereof, or has been, within the ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

Antanas Guoga, the Company's Executive Chairman and Director also services as a Director of Tony G. On June 6, 2022, the Ontario Securities Commission issued a cease trade order against Tony G for failure to file its annual financial statements and related management's discussion and analysis and certificates for Tony G's fiscal year ended January 31, 2022. The cease trade order was revoked on July 21, 2023.

Douglas Harris, the Company's Chief Financial Officer also serves as Chief Financial Officer of Tony G. While Mr. Harris was serving as Chief Financial Officer of Tony G, on July 22, 2020, the Ontario Securities Commission issued a cease trade order against Tony G for failure to file its annual financial statements and related management's discussion and analysis and certificates for Tony G's fiscal year ended January 31, 2020 and for its three-month period ended April 30, 2020. Tony G subsequently made the required filings and the cease trade order was revoked by the Ontario Securities Commission on September 9, 2020.

Personal Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a) is, as at the date hereof, or has been, within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties and Sanctions

As at the date hereof, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter in accordance with the OBCA. In appropriate cases, the Company will establish a special committee of independent non-executive directors to review a matter in which one or more directors or officers may have a conflict.

To the best of the Company's knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or a subsidiary of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

PROMOTER

No person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of the Company or a subsidiary thereof.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company has not been since, and was not during, the financial year ended September 30, 2024 a party to any legal proceedings, nor has any of its property been since nor was any of its property during the financial year ended September 30, 2024 subject of any legal proceedings.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority since or during the financial year ended September 30, 2024, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority since or during the financial year ended September 30, 2024.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described elsewhere in this AIF, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust, at its offices in Toronto, Ontario located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 4H1.

MATERIAL CONTRACTS

The Company is party to the following material contracts as defined in National Instrument 51-102 - Continuous Disclosure Obligations.

• Securities purchase agreements between the Company and ATW dated April 23, 2025. A copy of the agreement will be available under the Company's SEDAR+ profile at www.sedarplus.ca.

• Asset purchase agreement between the Company and Michael Hubbard dated March 7, 2025. A copy of the agreement is available under the Company's SEDAR+ profile at www.sedarplus.ca.

• Securities purchase agreements between the Company and each of ParaFi Venture Fund II LP, ParaFi Quantitative Strategies LP, and ParaFi Digital Opportunities Fund LP dated January 8, 2025. A copy of the agreements are available under the Company's SEDAR+ profile at www.sedarplus.ca.

• Asset purchase agreement between the Company and Orangefin Ventures LLC dated December 20, 2024. A copy of the agreement is available under the Company's SEDAR+ profile at www.sedarplus.ca.

• Asset purchase agreement between the Company and Ben Hawkins dated November 14, 2024. A copy of the agreement is available under the Company's SEDAR+ profile at www.sedarplus.ca.

• Credit facility between the Company and Antony Guoga dated October 22, 2024 and the amending agreement dated January 6, 2025. A copy of these agreements are available under the Company's SEDAR+ profile at www.sedarplus.ca

INTERESTS OF EXPERTS

The Company's external auditor during the financial year ended September 30, 2024 was Kingston Ross Pasnak LLP. Kingston Ross Pasnak LLP has advised the Company that it is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. As at the date of this AIF, the Company's auditor is Davidson & Company LLP, an independent registered public accounting firm, located at 1200 - 609 Granville Street, PO Box 10372, Pacific Centre, Vancouver, British Columbia, Canada V7Y 1G6. As of the date of this AIF, Davidson & Company LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and under all relevant U.S. professional and regulatory standards, including PCAOB Rule 3520.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company's profile on SEDAR+ at www.sedarplus.ca

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's management information circular dated July 2, 2024 prepared in connection with the Company's annual and special meeting of shareholders held on July 30, 2024.

Additional financial information is provided in the Company's annual consolidated financial statements and management's discussion and analysis for the financial year ended September 30, 2024 both of which are available under the Company's profile on SEDAR+ at www.sedarplus.ca

AUDIT COMMITTEE DISCLOSURE

The Audit Committee is responsible for monitoring the Company's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents, including the Company's annual audited financial statements and unaudited quarterly financial statements, and monitoring the performance and independence of the Company's external auditors. The Audit Committee is also responsible for reviewing with management the Company's risk management policies, the timeliness and accuracy of the Company's regulatory filings and all related party transactions as well as the development of policies and procedures related to such transactions.

Audit Committee Charter

The Audit Committee Charter sets out its responsibilities and authority, procedures governing meetings, qualifications for membership and particulars governing the role of the Chair. A copy of the Audit Committee Charter is attached hereto as Appendix "A".

Composition of the Audit Committee

National Instrument 52-110 - Audit Committees ("NI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect "material relationship" with the Company, which, for the purposes of NI 52-110 means a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the member's independent judgment. The current members of the Audit Committee are Ungad Chadda (Chair), Rubsun Ho and Luis Berruga. Each current member of the Audit Committee is "independent" within the meaning of NI 52-110,.

NI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. All of the members of the Audit Committee are "financially literate" as that term is defined. The following sets out the Audit Committee members' education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

The following is a description of the education and experience of each current member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

• an understanding of the accounting principles used by the Company to prepare its financial statements;

• the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

• experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; and

• an understanding of internal controls and procedures for financial reporting.

Rubsun Ho, Director: Rubsun Ho has been a lawyer and entrepreneur for 24 years and has successfully exited two prior businesses. He was a co-founder of Cognition LLP, an alternative, virtual law firm, which sold half of its assets in 2016 to Axiom Global Inc., the world's largest alternative legal services provider. He currently remains a partner in Caravel Law PC (the rebranded remaining half of Cognition), which has grown to over 90 lawyers across three provinces. He was also the co-founder and CEO of Crowdmatrix Inc., a registered Exempt Market Dealer and one of the first investment crowdfunding platforms in Canada. Crowdmatrix was sold to Kognitiv Corporation in 2019, where Rubsun remains as Head of Trading Compliance. Before Cognition, Rubsun was VP of Business Development at Wysdom Inc., where he helped raise USD$57 million in financing for the wireless Internet startup. He started his legal career as a securities law associate in the Toronto and New York offices of Stikeman Elliott. Rubsun has a Bachelor of Commerce from McGill University and a Bachelor of Laws from the University of Toronto.

Ungad Chadda, Director: Ungad Chadda is a highly experienced capital markets executive, known for his leadership at the Toronto Stock Exchange (TSX), where he oversaw listings and drove market growth. He brings expertise in financial markets, corporate governance, M&A, and regulatory strategy. Ungad earned his Chartered Professional Accountant (CPA) while working at Ernst and Young LLP, has a B.COM from McMaster University, and is a graduate of the Rotman School of Management, Director Education Program and a member of the Institute of Corporate Directors, ICD.D.

Luis Berruga, Director: Luis Berruga is an accomplished asset management executive and Founder & Managing Partner of LBS Capital, a boutique investment firm specializing in wealth management and ETFs. Previously, as CEO and Chairman of Global X ETFs, he grew assets under management from $10B to $40B in the US and $80B globally over five years. Luis has held positions at Jefferies' Financial Institutions Group and Morgan Stanley, advising boards on strategic transactions. He currently serves as an independent director for Sol Strategies, KraneShares, and Tidal Financial Group. Luis holds an MBA from Northwestern University's Kellogg School of Management, a degree in Telecommunications Engineering from Universidad Politecnica de Madrid, and corporate governance certification from Wharton.

Reliance on Certain Exemptions

The Company is a "venture issuer" for the purposes of NI 52-110. Accordingly, the Company is relying upon the exemption in section 6.1 of NI 52-110 providing that the Company is exempt from the application of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Audit Committee Oversight

At no time since the Company's formation, has any recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, as described in the Audit Committee Charter,

External Auditor Service Fees

The following fees were incurred by the Company for the financial years ended September 30, 2024 and

2023 for professional services rendered to the Company:

Fees	2024	2023
Audit Fees(1)	149,160	137,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	24,521	5,000
All Other Fees Other Fees(4)	Nil	Nil

Notes:

(1) Audit Fees are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for audit services. Included in these aggregate fees are the amounts for the audit of the annual consolidated financial statements.

(2) Audit-Related Fees are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for assurance and related services by the current or former auditor, as applicable, that are reasonably related to the performance of the audit or review of the Company's financial statements and are not Audit Fees, including for consultations on accounting developments and the accounting for potential corporate transactions.

(3) Tax Fees are the aggregate fees billed or accrued, as the case may be, for the applicable period in each of the last two fiscal years for professional services rendered, as applicable, for tax compliance, tax advice, and tax planning.

(4) All Other Fees are the aggregate fees billed or accrued, as the case may be, by the auditor of the Company for the applicable period in each of the last two fiscal years for products and services provided by the current or former auditor, as applicable, other than Audit Fees, Audit-Related Fees or Tax Fees.

APPENDIX "A"

AUDIT COMMITTEE CHARTER

SOL STRATEGIES INC.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1. Purpose of this Charter

The Audit Committee (the "Committee") is a standing committee of the board of directors (the "Board") of Sol Strategies Inc. (the "Company"). The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities relating to financial accounting, reporting and internal controls for the Company. This Charter shall govern the operations of the Committee.

The Committee's primary duties and responsibilities are to:

(a) conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

(b) assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

(c) review the interim and annual financial statements and management's discussion and analysis of the Company's financial position and operating results and in the case of the annual financial statements and related management's discussion and analysis, report thereon to the Board for approval of same;

(d) select and monitor the independence and performance of the Company's external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration; and

(e) provide oversight of all disclosure relating to, and information derived from, financial statements and management's discussion and analysis.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors, as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Company and has the authority to retain, at the expense of the Company, special legal, accounting, or other consultants or experts to assist in the performance of the Committee's duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part 4 of this Charter.

2. Authority of the Audit Committee

The Committee shall have the authority to:

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for advisors employed by the Committee; and

(c) communicate directly with the external auditors of the Company.

3. Composition and Meetings

(a) The Committee shall be composed of three directors as shall be designated by the Board from time to time. Unless a Chair is elected by the Board, the members of the Committee shall designate from amongst themselves by majority vote of the full Committee a member who shall serve as Chair. The position description and responsibilities of the Chair are set out in Schedule "A" attached hereto.

(b) The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Ontario Securities Commission ("OSC"), any exchange upon which the securities of the Company are listed, the Business Corporations Act (Ontario) and all applicable securities regulatory authorities. Two of the three members of the Committee shall be "independent" and "financially literate". An "independent" director is a director who has no direct or indirect material relationship with the Company. A "material relationship" is a relationship which, in the view of the Board, could be reasonably expected to interfere with the exercise of the director's independent judgement or a relationship deemed to be a material relationship pursuant to Sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees, as set out in Schedule "B" hereto. A "financially literate" director is a director who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the accounting issues that can be reasonably expected to be raised in the Company's financial statements.

(c) Each member of the Committee shall serve at the pleasure of the Board. The Committee shall report to the Board.

(d) The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present, either in person or by telephone, shall constitute a quorum.

(e) If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum is not present, the quorum for the adjourned meeting shall consist of the members then present (a "Reduced Quorum").

(f) If, and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office or a Reduced Quorum is present in respect of a specific Committee meeting.

(g) The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other means of communication, by giving at least 48 hours' notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

(h) Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for the purposes hereof, to be present in person at the meeting.

(i) The Committee shall keep minutes of its meetings. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

(j) Any director of the Company may attend meetings of the Committee, and the Committee may invite such officers and employees of the Company and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

(k) Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. The Committee shall report its determinations to the Board at the next scheduled meeting of the Board, or earlier as the Committee deems necessary.

(l) The Committee members will be appointed annually at the first meeting of the Board following the annual general meeting of shareholders.

(m) The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

4. Responsibilities

(a) Financial Accounting and Reporting Process and Internal Controls

(i) The Committee shall review the annual audited and interim financial statements and related management's discussion and analysis before the Company publicly discloses this information to satisfy itself that the financial statements are presented in accordance with applicable accounting principles and in the case of the annual audited financial statements and related management's discussion and analysis, report thereon and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall consider whether the Company's financial disclosures are complete, accurate, prepared in accordance with International Financial Reporting Standards and fairly present the financial position of the Company. The Committee shall also satisfy itself that, in the case of the annual financial statements, the audit function has been effectively carried out by the auditors and, in the case of the interim financial statements, that the review function has been effectively carried out.

(ii) The Committee shall review and assess the adequacy and effectiveness of the Company's systems of internal control and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

(iii) The Committee shall be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, management's discussion and analysis and annual and interim financial press releases, and periodically assess the adequacy of these procedures in consultation with any disclosure committee of the Company.

(iv) The Committee shall review any press releases containing disclosure regarding financial information that are required to be reviewed by the Committee under any applicable laws or otherwise pursuant to the policies of the Company (including before the Company publicly discloses this information).

(v) The Committee shall meet no less than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Company in charge of financial matters, deem appropriate.

(vi) The Committee shall inquire of management and the external auditors about significant financial and internal control risks or exposures and assess the steps management has taken to minimize such risks.

(vii) The Committee shall review the post-audit or management letter, if any, containing the recommendations of the external auditors and management's response and subsequent follow-up to any identified weaknesses.

(viii) The Committee shall be responsible for monitoring compliance with the Company's Code of Conduct and Business Ethics;

(ix) The Committee shall periodically review and make recommendations regarding the Code of Business Conduct and Ethics adopted by the Board;

(x) The Committee is responsible for creating a confidential and anonymous process whereby persons can report any concerns regarding matters which the complainant views to be illegal, unethical or contrary to the Company's policies;

(xi) The Committee shall periodically review and make recommendations regarding the Whistleblower Policy and any other policies adopted by the Board;

(xii) The Committee shall follow procedures established as set out in the Company's Whistleblower Policy, for:

(A) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters or violations to the Company's Code of Business Conduct and Ethics; and

(B) the submission by employees, consultants, contractors, directors or officers of the Company, on a confidential and anonymous basis, of concerns regarding questionable accounting, auditing matters or violations to the Company's Code of Business Conduct and Ethics.

(xiii) The Committee shall ensure that management establishes and maintains an appropriate budget process, which shall include the preparation and delivery of periodic reports from the Chief Financial Officer to the Committee comparing actual spending to the budget. The budget shall include assumptions regarding economic parameters that are well supported and shall take into account the risks facing the Company; and

(xiv) The Committee shall have the authority to adopt such policies and procedures as it deems appropriate to operate effectively.

(b) External Auditors

(i) The Committee shall recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an auditors' report or performing other audit, review or attest services for the Company, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

(ii) The Committee shall ensure that procedures are in place to assess the audit activities of the external auditors and the internal audit functions.

(iii) The pre-approval of the Committee shall be required as further set out in Schedule "C" prior to the undertaking of any non-audit services not prohibited by law to be provided by the external auditors in accordance with this Charter.

(iv) The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors and attempt to resolve disagreements between management and the external auditors regarding financial reporting.

(v) The Committee shall review the external auditors' audit plan, including the scope, procedures and timing of the audit.

(vi) The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

(vii) The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within International Financial Reporting Standards that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Company and the external auditors.

(viii) The Committee shall review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

(ix) The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

(x) The Committee shall have the authority to engage the external auditors to perform a review of the interim financial statements.

(c) Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

5. Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board.

6. Access to Information

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by members of the Committee.

7. No Rights Created

This Charter is a broad policy statement and is intended to be part of the Committee's flexible governance framework. While the Charter should comply with all applicable laws, regulations and listing requirements and the Company's articles and by-laws, this Charter does not create any legally binding obligations on the Committee, the Board or the Company. The terms of this Charter are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Board may, from time to time, and to the extent permitted by applicable law, permit departures from the terms of this Charter, either prospectively or retrospectively.

8. Oversight Function

It is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or comply with applicable accounting standards, as applicable, and other applicable requirements. These are the responsibilities of management and the external auditors. The Committee, however, will consider whether these annual financial statements are complete, consistent with information known to the members of the Committee, and reflect appropriate accounting principles.

The role of the Committee is to provide broad oversight of the financial, risk and control related activities of the Company and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a member of the Committee as having accounting or related financial expertise for disclosure purposes is based that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a member of the Committee who is identified as having accounting or related financial expertise, like the role of all members of the Committee, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

9. Approval

Approved by the Board on October 2, 2024.

SCHEDULE A

SOL STRATEGIES INC.

POSITION DESCRIPTION FOR THE CHAIR OF THE AUDIT COMMITTEE

1. PURPOSE

The Chair of the Committee shall be an independent director who is selected by the Board or designated by a majority vote of the Committee to act as the leader of the Committee in assisting the Board in fulfilling its financial reporting and control responsibilities to the shareholders of the Company.

2. WHO MAY BE CHAIR

The Chair will be selected from amongst the members of the Committee. For greater certainty, the Chair shall be "independent" and "financially literate" as defined in National Instrument 52-110 - Audit Committees.

The Chair will be selected annually at the first meeting of the Board following the annual general meeting of shareholders or designated by a majority vote of the Committee.

3. RESPONSIBILITIES

The following are the primary responsibilities of the Chair:

(a) chair all meetings of the Committee in a manner that promotes meaningful discussion;

(b) oversee adherence to the Committee's Charter and that the adequacy of the Committee's Charter is reviewed annually;

(c) provide leadership to the Committee to enhance the Committee's effectiveness, including:

(i) act as liaison and maintain communication with the Board to coordinate input from directors and to optimize the effectiveness of the Committee. This includes ensuring that Committee materials are available to any director upon request and reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

(ii) oversee the Committee's lines of communication with the independent auditors, financial and senior management and the Board for financial and control matters with the goal of achieving open lines of communication and the Committee working as a cohesive team;

(iii) take steps necessary to ensure that the resources available to the Committee are adequate to support its work and to resolve issues in a timely manner;

(iv) take all necessary actions to maintain an independent and objective Committee to monitor the Company's financial reporting process and internal control systems, as well as to monitor the relationship between the Company and the independent auditors to ensure independence;

(v) oversee the establishment of Committee procedures to assess the audit activities of the independent auditors; and

(vi) oversee the establishment of Committee procedures to review the Company's public disclosure of financial information and assess the adequacy of such procedures periodically, in consultation with any disclosure committee of the Company;

(d) oversee the establishment of Committee procedures for dealing with complaints received by the Company regarding accounting, internal controls and auditing matters, and for employees to submit confidential anonymous concerns;

(e) manage the Committee, including:

(i) adopt procedures so that the Committee can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

(ii) prepare the agenda of the Committee meetings and ensure pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

(iii) ensure Committee meetings are appropriate in terms of frequency, length and content;

(iv) obtain a report from the independent auditors on an annual basis, review the report with the Committee and arrange meetings with the auditors and financial management to review the scope of the proposed audit for the current year, its staffing and the audit procedures to be used;

(v) oversee the Committee's participation in the Company's accounting and financial reporting process and the audits of its financial statements;

(vi) ensure that the auditors' report directly to the Committee, as representatives of the Company's shareholders;

(vii) annually review with the Committee its own performance, report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board;

(viii) together with the Board, oversee the structure, composition and membership of, and activities delegated to, the Committee from time to time;

(ix) oversee the Committee's work plan for the year and monitor progress at each meeting; and

(x) ensure Committee minutes are reviewed and approved.

(f) perform such other duties as may be delegated from time to time to the Chair of the Committee by the Board.

SCHEDULE B

SOL STRATEGIES INC.

NATIONAL INSTRUMENT 52-110 AUDIT COMMITTEES ("NI 52-110")

Section 1.4 - Meaning of Independence

1. An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

2. For the purposes of subsection (1), a "material relationship" is a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgment.

3. Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c) an individual who:

(i) is a partner of a firm that is the issuer's internal or external auditor,

(ii) is an employee of that firm, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of a firm that is the issuer's internal or external auditor,

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at that same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

4. Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a) he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b) he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

5. For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6. For the purposes of clause (3)(f), direct compensation does not include:

(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

7. Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a) has previously acted as an interim chief executive officer of the issuer, or

(b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

8. For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

Section 1.5 - Additional Independence Requirements for Audit Committee Members

1. Despite any determination made under section 1.4 of NI 52-110, an individual who

(a) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part- time chair or vice-chair of the board or any board committee; or

(b) is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

2. For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

3. For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

SCHEDULE C

SOL STRATEGIES INC.

PROCEDURES FOR APPROVAL OF NON-AUDIT SERVICES

1. The Company's external auditors shall be prohibited from performing for the Company the following categories of non-audit services:

(a) bookkeeping or other services related to the Company's accounting records or financial statements;

(b) appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(c) actuarial services;

(d) internal audit outsourcing services;

(e) management functions;

(f) human resources;

(g) broker or dealer, investment adviser or investment banking services;

(h) legal services; and

(i) any other service that the Canadian Public Accountability Board or International Accounting Standards Board or other analogous board which may govern the Company's accounting standards, from time to time determines is impermissible.

2. In the event that the Company wishes to retain the services of the Company's external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Company shall consult with the Chair of the Committee, who shall have the authority, subject to confirmation that such services will not compromise the independence of the Company's external auditors, to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3. The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.